EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2004	2005	2006	2007	2008	2009
Fixed Charges and Preferred Stock Dividends:

Interest	$ 71	$ 77	$ 102	$ 105	$ 107	$ 82

Interest portion of annual rentals	2	3	3	3	1	-

Total fixed charges	73	80	105	108	108	82

Preferred stock dividends (1)	8	6	8	7	7	5

Combined fixed charges and preferred stock dividends for purpose of ratio	$ 81	$ 86	$ 113	$ 115	$ 115	$ 87

Earnings:

Pretax income from continuing operations	$ 361	$ 356	$ 394	$ 406	$ 451	$ 431

Total fixed charges (from above)	73	80	105	108	108	82

Less: Interest capitalized	1	1	1	3	13	4

Total earnings for purpose of ratio	$ 433	$ 435	$ 498	$ 511	$ 546	$ 509

Ratio of earnings to combined fixed charges and preferred stock dividends	5.35	5.06	4.41	4.44	4.75	5.85

Ratio of earnings to fixed charges	5.93	5.44	4.74	4.73	5.06	6.21

(1) In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.